SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from		to

Commission file number:	O-18847

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
(FORMERLY HOME FEDERAL BANCORP EMPLOYEES’ SALARY SAVINGS PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP
501 Washington Street
Columbus, Indiana 47201

REQUIRED INFORMATION

Financial Statement:

A list of the required financial statements filed as part of this Form 11-K is set forth on page 2. The consent of Deloitte & Touche LLP of the incorporation by reference of these financial statements into the Form S - 8 Registration Statement relating to the Plan (Reg. No. 33-58912 is set forth as Exhibit 23.1 hereto.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned Plan Committee thereunto duly authorized in the City of Columbus, and the State of Indiana, on the 27th day of June, 2006.

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

By the Plan Committee:

/s/ John K. Keach, Jr.
John K. Keach, Jr.

/s/ Charles R. Farber
Charles R. Farber

/s/ Mark T. Gorski
Mark T. Gorski

/s/ S. Elaine Pollert
S. Elaine Pollert

Home Federal Bancorp Employees’ Savings and Profit Sharing Plan and Trust

Financial Statements as of December 31,

2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Independent Auditors’ Report

HOME FEDERAL BANCORP EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
TABLE OF CONTENTS
Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005	4-7

SUPPLEMENTAL SCHEDULE	8

Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

Plan Administrator and Members

Home Federal Bancorp Employees’ Savings and Profit Sharing Plan and Trust

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of Home Federal Bancorp Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 16, 2006

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant-directed investments—at fair value:
Home Federal Bancorp stock fund	$2,433,878	$2,741,548
Collective trusts	5,746,629	4,622,958
Participant loans	62,245

Total investments	8,242,752	7,364,506

Receivables:
Investment income	18,135	20,190
Contributions	30,293	3,217

Total receivables	48,428	23,407

Total assets	8,291,180	7,387,913

LIABILITIES:
Excess contributions to be refunded	21,424
Accounts payable	27,100	3,279

Total liabilities	48,524	3,279

NET ASSETS AVAILABLE FOR BENEFITS	$8,242,656	$7,384,634

See notes to financial statements.

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Participant contributions	$674,055
Employer contributions	120,938

Total contributions	794,993

Investment income:
Net appreciation in fair value of investments	289,971
Dividends and interest	88,584

Net investment income	378,555

DEDUCTIONS:
Benefits paid to participants	(279,577)
Administrative expenses	(35,949)

Total deductions	(315,526)

INCREASE IN NET ASSETS	858,022

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,384,634

End of year	$8,242,656

See notes to financial statements.

HOME FEDERAL BANCORP

EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Home Federal Bancorp Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) have been prepared in accordance with accounting principles generally accepted in the United States of America, on the accrual basis of accounting.

Plan Assets—Plan assets are maintained in the custody of The Bank of New York. Home Federal Bancorp and the Bank of New York are the trustees for the Employer Stock Fund and the Collective Trusts, respectively.

Investments—Investments are stated at fair value. The fair value of the collective trusts is based on quoted redemption values as of the last day of the Plan year. Fair value of other investments is determined by quoted market prices. Investment transactions are recorded as of the trade date. Cost of investments sold is determined on a weighted average basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $0 and $16,233 at December 31, 2005 and 2004, respectively.

Risks and Uncertainties—Investments securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.	DESCRIPTION OF THE PLAN

The following description of the Plan, as amended, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is administered by the Human Resources Committee, which is a committee of no less than four persons appointed by the Home Federal Bancorp Board of Directors. The Plan is a contributory, defined contribution plan covering substantially all employees of Home Federal Bancorp (the “Company”) who, effective September 1, 2005, have completed one month of service and attained at least 21 years of age. Once employees meet these requirements and elect to participate, they are eligible to make contributions at the beginning of the month following their enrollment date. Prior to September 1, 2005, employees must have completed six months of service and attained at least 21 years of age to be eligible to make contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Effective September 1, 2005, participants may elect to contribute not less than one percent nor more than 75% of gross compensation, as defined, during each pay period. Gross compensation includes commissions and bonuses at the direction of the employee. Prior to September 1, 2005, the maximum deferral percentage was 25% of gross compensation (not including commissions or bonuses.) Participants can direct their contributions into one or more of the fifteen investment options offered by the Plan. Participant contributions are allocated 100% to the contributor’s individual account balance each payroll period.

Home Federal Bancorp’s matching contributions during 2005, as required in the Plan document, were equal to $.50 for each $1.00 of eligible participant savings contributions up to a maximum of three percent of compensation. These contributions are separately identified in a “matching account.” Employer contributions are allocated to investment options within each individual’s account in the same ratio as individual employee contributions. The Plan also allows for additional discretionary match to be determined by the Company each year. Effective September 1, 2005, the participant must be an employee of the Company for six consecutive months to be eligible to receive employer contributions. For the year ended December 31, 2005, management did not elect to contribute discretionary match contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Investment income or loss is allocated to individual accounts based on individual account balances relative to the total account balances as of the allocation date. Investment income or loss includes the net of earned interest and dividends and realized and unrealized gains and losses.

Vesting—Participant contributions and allocated amounts of investment income or loss are at all times 100% vested. Matching account contributions become 100% vested upon attaining age sixty-five, disability or death, upon termination after attaining age fifty-five or upon termination of the Plan. Vesting prior to any of the previously noted attainments is determined as follows:

Years of	Vested
Service	Percentage

Less than 1 year	-%
Greater than 1 year but less than 2 years	33
Greater than 2 years but less than 3 years	67
3 years or more	100

Prior to September 1, 2005, the vesting schedule was 0% until at least 3 years of service when the participant was then 100% vested.

A participant is credited with one year of service for each Plan year in which the participant has at least 1,000 hours of service.

Participant Loans—Effective September 1, 2005, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 7.50% to 7.75% which are commensurate with local prevailing rates at the time funds were borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions on the first payroll run of each month. Participant loans are valued at the outstanding loan balances.

Forfeitures—Forfeitures of a participant’s nonvested portion of their matching account occur when a participant incurs five consecutive one year periods of severance. Forfeited amounts are held in a separate suspense account and are used to reduce future employer contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $3,503 and $2,699, respectively. During 2005, employer contributions were not reduced by amounts from forfeited nonvested accounts.

Administrative Expenses—Home Federal Bancorp elected to pay all of the Plan’s recordkeeper fees in 2005. The Bank of New York trustee and custody fees were paid from the net assets of the plan in 2005.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code (“IRC”) limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	Fair Value
	2005	2004

Home Federal Bancorp Stock Fund	$2,433,878	$2,741,548
Barclays Global Investors Growth & Income Fund		811,945
Barclays Global Investors Stable Value Fund		693,398
Barclays Global Investors S&P Midcap Stock Fund		539,280
Barclays Global Investors Growth Fund		413,055
State Street Investors Pentegra Stable Value Fund	708,673
State Street Investors S&P Midcap Index SL Series Fund	788,938
State Street Investors Moderate Strategic Balanced SL Fund	1,034,217
State Street Investors Aggressive Strategic Balanced SL Fund	480,148
State Street Investors S&P Growth Index SL Fund	456,060
State Street Investors S&P Value Index SL Fund	413,072

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$319,099
Stock fund	(29,128)

Total appreciation in fair value of investments	$289,971

4.	EXEMPT-PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2005 and 2004, the Plan held 120,758 and 137,016 shares, respectively, of common stock of Home Federal Bancorp, the sponsoring employer, with a cost basis of $2,608,419 and $2,926,943, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of 78,327.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 3, 1995 that the Plan and related trust were designed in accordance with the requirements of the Internal Revenue Code. The Plan has been amended subsequent to receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax exempt. As a result, no provision for income taxes has been recorded in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the participants would become 100% vested in their accounts.

******

SUPPLEMENTAL SCHEDULE

HOME FEDERAL BANCORP
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST

EIN: 35-1807839
PLAN NUMBER: 002

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

		Fair
	Shares	Value

*Home Federal Bancorp Stock Fund	120,758	$2,433,878
State Street Investor Services Funds:
S&P 500 Flagship SL Series Fund	1,691	392,452
Pentegra Stable Value Fund	70,354	708,673
S&P Midcap Index SL Series Fund	30,915	788,938
Short-Term Investment Fund	282,953	282,953
Long US Treasury Index SL Series Fund	20,496	213,182
Daily EAFE Index SL Series Fund	8,299	139,215
Conservative Strategic Balance SL Fund	15,078	206,413
Moderate Strategic Balanced SL Fund	84,447	1,034,217
Aggressive Strategic Balanced SL Fund	44,727	480,148
S&P Growth Index SL Fund	44,541	456,060
S&P Value Index SL Fund	40,174	413,072
Russell 2000 Index SL Series Fund	18,412	399,220
NASDAQ 100 Index Non-Lending Fund	19,186	194,843
REIT Index Non-Lending Series Fund	1,546	37,147
*Participant loans, with interest rates ranging from 7.5% to 7.75%, and
maturity dates through June 2011		62,245

TOTAL INVESTMENTS	803,577	$8,242,656

*Denotes a party-in-interest

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Members

Home Federal Bancorp Employees’ Savings and Profit Sharing Plan and Trust

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of Home Federal Bancorp Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Indianapolis, Indiana

June 16, 2006